UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
CASCAL N.V.
(Name of Subject Company)
CASCAL N.V.
(Name of Person Filing Statement)
Common Shares, par value €0.50 per share
(Title of Class of Securities)
N1842P109
(CUSIP Number of Class of Securities)
Jonathan Lamb
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
+44 1306 746 080
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person Filing Statement)
with copy to:
David A. Zagore, Esq.
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304
(216) 479-8610
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.
Item 1. Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Cascal N.V., a company organized under the laws of The Netherlands (the “Company” or “Cascal”). The address of the principal executive offices of the Company is Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom. The telephone number of its principal executive offices is 44-1306-746-080.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common shares, par value €0.50 per share (the “Shares”). As of May 24, 2010, 30,781,343 Shares were issued and outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
The filing person is the subject company, Cascal N.V. The name, address and telephone number of the filing person are incorporated by reference into this item from Item 1 of this Schedule 14D-9. The Company’s website is www.cascal.co.uk. The website contains information relevant to the Offer (as hereinafter defined). No information contained on or linked to the website is a part of this Schedule 14D-9. No such information is incorporated herein by reference.
This schedule relates to the tender offer commenced on May 21, 2010 by Sembcorp Utilities PTE Ltd. (“Sembcorp Utilities”) and Sembcorp Industries Ltd. (“Sembcorp Industries”)(together Sembcorp Utilities and Sembcorp Industries are hereinafter referred to as “Sembcorp” or the “Offerors”) for all Shares of Cascal N.V. at a purchase price of $6.75 net per Share in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated May 21, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Sembcorp (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on May 21, 2010. The terms and conditions of the Offer are incorporated by reference herein from the Schedule TO.
The principal business address for the Offerors is 30 Hill Street, #05-04, Singapore 179360.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Except as set for the below, to the knowledge of the Company there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and: (1) the Company, its executive officers, directors or affiliates; or (2) Sembcorp, and their respective executive officers, directors or affiliates. The Company is not affiliated with the Offerors and, except as discussed below, has had no material contacts, negotiations or agreements with the Offerors.1
Biwater Investments Ltd., a limited company existing under the laws of England & Wales (“Biwater”) owns, directly or indirectly, approximately 58.5% of the Company’s issued and outstanding Shares (the “Biwater Stake”). The Company believes that, as of May 31, 2010, Mr. Adrian White, his family and family interests owned approximately 70% of the issued and outstanding capital stock of Biwater Holdings Limited, a limited company existing under the laws of England & Wales and the ultimate parent company of Biwater (“BHL”). Messrs. Lawrence Magor and Adrian White are directors of the Company and, to the Company’s knowledge, Mr. Magor is a director and the Chief Executive Officer of BHL. Biwater and BHL have entered into various agreements with Sembcorp to which the Company is not a party and has no independent knowledge of the terms of such agreements, other than to the extent disclosed in the Schedule TO. To the extent Biwater and BHL’s interests relating to the Offer differ from Cascal’s, Biwater and BHL and Messrs. Magor and White may be viewed as having a conflict of interest with Cascal.
Cascal’s arrangements and understandings with Sembcorp, Biwater and BHL are described below.
On July 29, 2008, Biwater wrote to the Company seeking its cooperation in the process of selling the Biwater Stake and, in particular, requesting the Company’s consent to the sharing of confidential information with prospective purchasers of the Biwater Stake. Biwater and the Company negotiated and entered into forms of a confidentiality agreement and side letter relating to the use and disclosure of the Company’s confidential information with third parties. Ultimately, Biwater ceased its 2008 effort to sell the Biwater Stake.
On October 15, 2009, Biwater sent a letter to the Cascal advising it that Biwater had decided to further explore a sale of the Biwater Stake. Biwater requested permission to share Cascal’s confidential information with Sembcorp in connection with a potential sale of the Biwater Stake. The parties agreed to enter into two interrelated confidentiality agreements that were substantially similar to the confidentiality agreements negotiated and entered into during the 2008 sale process by prospective purchasers: (i) a letter agreement between Cascal and BHL dated November 9, 2009 (the “Letter Agreement”) and (ii) a non-disclosure agreement between BHL and Sembcorp Industries, also dated November 9, 2009 (the “NDA”). The Letter Agreement and NDA appear as Exhibits (e)(1) and (e)(2), respectively, to this Schedule 14D-9 and are incorporated by reference herein

[1]	For purposes of this Schedule 14d-9, the Company expresses no view as to whether or not Sembcorp and Biwater are affiliates for purposes of the Offer because of the terms and coinditions of the various agreements between and among Biwater, BHL, Sembcorp Utilities and Sembcorp Industries, and if so, whether one or both of Sembcorp and Biwater are required to comply with Rules 13e-3 and 13e-4 under the Securites Exchange Act of 1934, as amended (the “Exchange Act”) or other legal requirements.

From November 2009 through March 2010, at the direction of a special independent committee of the Company’s Board of Directors, Cascal made available to Biwater and its advisors substantial due diligence materials relating to the Company and its businesses. Sembcorp received access to such diligence materials, as well as access to the Company’s management and facilities.
On March 1, 2010, representatives of Sembcorp met via video and teleconference with the Company’s Board of Directors. During that meeting Sembcorp indicated that it desired to make an offer to acquire all the issued and outstanding Shares at a price in the range of US$6.50 to US$7.00 per share, subject to the Company’s Board of Directors recommending the offer. The special committee requested Mr. Magor communicate to Sembcorp that the special committee of the Company’s Board of Directors appreciated the presentation. However, the special committee declined to consider or comment on an unwritten offer at a nonspecific price.
On March 7, 2010, Sembcorp submitted a letter to the Company’s Board of Directors that contained an offer by Sembcorp to make a tender offer to acquire all the issued and outstanding Shares at a fixed price of US$6.75 per share. The offer was subject to certain conditions, including, among other things, that Biwater provide an irrevocable undertaking to tender its shares in the tender offer and that the Company’s Board of Directors recommend the tender offer. The offer letter further provided that the tender offer would be subject to a minimum condition of 80% of the issued and outstanding Shares being validly tendered and not withdrawn. The letter also requested that the Exclusivity Period between Biwater and Sembcorp be extended to March 31, 2010.
On March 11, 2010, an independent committee of the Company’s Board of Directors comprised of Messrs. Charles Auster, Willy Biewinga and Mitchell Sonkin sent a letter to Sembcorp in response to its March 7, 2010 offer letter. In pertinent part, the March 11 response indicated, “Based on our review of your March 7 letter, we cannot make a recommendation to our Board to support your proposed transaction because we believe the offer described in that letter is inadequate.”
On April 26, 2010, Sembcorp Utilities, Biwater and BHL, entered into a Tender Offer and Stockholder Support Agreement (the “Tender Offer and Stockholder Support Agreement”) pursuant to which, among other things, Sembcorp Utilities agreed to offer to acquire all of the issued and outstanding Shares for $6.75, subject to reduction to US$6.40 if less than 80% of the issued and outstanding Shares were validly tendered and not withdrawn prior to 11:00 a.m., New York City time, on Monday, June 21, 2010 (subject to the Offer being extended) and Biwater agreed to promptly and validly tender in the Offer the 17,868,543 shares of Common Stock held by it. We understand from public announcements made on May 30, 2010 that Biwater has tendered its shares. The Tender Offer and Stockholder Support Agreement was filed as Exhibit (d)(1) to the Schedule TO.
Since April 26, 2010, Cascal has initiated conversations with Sembcorp three times in order to negotiate an improved transaction. Sembcorp has declined to discuss any change in the terms of the Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.
Recommendation
The Board of Directors carefully considered the terms and conditions of the Offer. The Board of Directors held meetings to review and consider the Offer on May 25, 26, 27 and 30, 2010. At the meeting held on May 30, 2010, following a discussion among the independent members of the Board of Directors and advice from its financial, strategic and legal advisors, the Board of Directors, by unanimous vote (with Messrs. Magor and White recusing themselves due to Biwater’s interest in the Offer), determined that the Offer was inadequate to the holders of the Shares other than Biwater and not in the best interests of the Company’s stockholders.
ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS (OTHER THAN BIWATER) REJECT THE OFFER AND NOT TENDER THEIR SHARES INTO THE OFFER.
IF YOU HAVE TENDERED YOUR SHARES INTO THE OFFER, THE BOARD RECOMMENDS THAT YOU WITHDRAW YOUR SHARES.
IF YOU HOLD SHARES THROUGH A BROKER OR NOMINEE, THE BOARD RECOMMENDS THAT YOU INSTRUCT YOUR BROKER TO REREGISTER YOUR SHARES IN YOUR NAME.
For assistance in withdrawing your Shares, you can contact your broker or our information agent, Innisfree M&A Incorporated (“Innisfree”) at the address and phone number below.
Innisfree M&A Inc.
501 Madison Ave, 20th Floor
New York, NY 10022
Tel: 1-888-750-5834
In reaching the conclusions and in making the recommendation described above, the Board consulted with the Company’s management, as well as the Company’s financial, strategic and legal advisors, and took into account a number of reasons, described in more detail below including, but not limited to, the Board’s belief that the Offer undervalues the Shares based on the Company’s historical financial performance and future opportunities.
Reasons for the Board’s Recommendations.

In reaching the conclusion that the Offer is inadequate and not in the best interests of the Company’s stockholders, and in making the recommendations set forth above, the Board of Directors consulted with management of the Company and the Company’s financial, strategic and legal advisors and took into account numerous factors, including, but not limited to, the following:
•	The Board of Directors belief that the Offer price is inadequate and substantially undervalues the Company.

•	On May 30, 2010, Janney Montgomery Scott LLC (“Janney”), the Company’s financial advisor, rendered an oral opinion to the Board of Directors, which was subsequently confirmed in writing, to the effect that, as of that date and subject to certain assumptions and qualifications, the Offer consideration of $6.75 (or $6.40) per Share in cash was inadequate from a financial point of view to the stockholders of the Company (specifically excluding Biwater, as to which no view was expressed). For purposes of rendering its opinion, Janney conducted various analyses, including a comparison of the financial performance of the Company and the prices and trading activity of the Shares with that of certain other public companies and their securities, a review of the financial terms, to the extent publicly available, of certain comparable acquisition transactions, a discounted cash flow analysis and a premiums paid analysis. No particular weight was given to any analysis. Janney did not express an opinion as to a range of fair value for the Shares. However, the Offer consideration of $6.75 (or $6.40) is less than the low end of the range derived from each of the specified valuation methodologies. The opinion addresses only the adequacy of the consideration offered under the Offer from a financial point of view and is directed only to the Board of Directors. This description and the opinion do not constitute a recommendation to any Company stockholder as to whether they should tender their Shares pursuant to the Offer. A copy of Janney’s opinion is filed as Exhibit (a)(7). The foregoing summary of such opinion is qualified in its entirety by reference to such exhibit.

•	The Board of Directors’ belief that Biwater agreed to sell the Biwater Stake as a result of the significant financial distress of Biwater and BHL and as a direct result of pressure exerted by its principal lender, HSBC, which also acted as its financial advisor in negotiating the sale to Sembcorp.

•	The fact that by insisting on Biwater’s commitment to tender and not withdraw the Biwater Stake pursuant to the Tender Offer and Stockholder Support Agreement, Sembcorp has attempted to prevent other potential bidders from proposing a superior transaction.

•	The fact that by announcing that Sembcorp intends to delist and deregister the Shares, Sembcorp is attempting to force the Company’s stockholders to make the Hobson’s choice between tendering into a two-tiered, undervalued tender offer and holding their Shares in the face of Sembcorp’s announced intention to seek delisting and deregistration, thereby eliminating both a future market for the Shares and information to be filed with the SEC.

•	The Board of Directors’ commitment to exploring strategic alternatives to maximize stockholder value of the Shares for the benefit of stockholders, including seeking a superior alternative to the Offer, which may include a business combination of the Company with third parties or other strategic or financial alternatives that could deliver higher stockholder value than the Offer. The Company has received indications of interest from third parties with respect to possible business combination transactions involving the Company since the Offer was commenced at higher consideration per Share to stockholders.

•	The fact that the Offer, if successful, could preclude Cascal from consummating an alternative transaction that could provide superior value to the Company’s stockholders. In order to afford the Company an opportunity to explore strategic alternatives, the Board of Directors has considered and may implement a number of defensive actions against the Offer. In such event, the Company would promptly amend this Schedule 14D-9 to provide any additional required disclosure relating to such defensive actions.
The Board of Directors has recommended that all stockholders register their Shares in their own name in order to frustrate Sembcorp’s announced intention of deregistering under United States’ securities laws and thereby depriving remaining Cascal stockholders (other than Sembcorp) of detailed financial and business information mandated by the securities laws. Sembcorp cannot effect a squeeze out merger under applicable Dutch law unless it owns 95% of the issued and outstanding Shares. Moreover, Dutch law does not provide for reverse stock splits in order to forcibly eliminate stockholders on an involuntary basis. SEC regulations would require Cascal to continue to file information and reports if on the last day of Cascal’s fiscal year, Cascal had more than $10 million of assets and more than 500 shareholders worldwide and at least 300 shareholders resident in the United States. For purposes of the “500 shareholder” test, the SEC rules and guidance do not treat Cede & Co. as a single record holder; instead, the SEC rules and guidance treat each “participant” at DTC that owns shares through Cede & Co. as a single record holder. Therefore, for this purpose a beneficial owner would not count as a record holder unless that record holder has its shares registered in its name and not its broker’s name (and therefore does not hold them in “street name”). For purposes of this “300 shareholder” test, we believe that each separate account held by participants in Cede & Co. for the benefit of a United States resident and reported to Cascal would count toward the United States shareholder requirement.
The foregoing discussion of the information and factors considered by the Board of Directors of the Company is not intended to be exhaustive but addresses the material information and factors considered by the Board of Directors in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. The Board of Directors’ determination was made after consideration of the factors taken as a whole. Individual members of the Board of Directors may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board of Directors were aware of the interests of certain officers and directors of the Company as described in Item 3 above and in the Company’s Annual Report of Form 20-F filed July 1, 2009. However, the Board of Directors does not believe such interests create any actual or potential conflict of interest.
Intent to Tender.
To the knowledge of the Company, none of the Company’s directors or executive officers (other than Messrs. Magor and White who are affiliated with Biwater and BHL) currently intends to tender any of their Shares for purchase pursuant to the Offer.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Janney was retained by the Company to act as financial advisor in connection with the Board’s evaluation of possible strategic alternatives. In connection with such assignment, Janney is also advising the Board with respect to the Offer. The Company has agreed to pay Janney customary compensation for its services, a portion of which became payable upon the rendering of the inadequacy opinion described herein and a significant portion of which is contingent upon a sale of the Company and/or the consummation of other transactions. The Company has also agreed to indemnify Janney and certain related persons against certain liabilities relating to or arising out of its engagement. Janney has previously been engaged by the Company to provide certain investment banking services in matters unrelated to the Offer, for which Janney has received (or expects to receive) customary fees.
The Company has retained Innisfree as the Company’s information agent and to assist it in connection with communications with its stockholders with respect to the Offer, to monitor trading activity in the Shares and to identify investors holding large positions of Shares in street name. The Company has agreed to pay Innisfree customary compensation for its services and reimbursement of certain expenses in connection with their engagement. The Company has also agreed to indemnify Innisfree against certain liabilities arising out of or in connection with their engagement.
The Company has retained KCSA Strategic Communications (“KCSA”) as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse KCSA for its out-of-pocket expenses arising out of or in connection with its engagement.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Except as disclosed under this item, during the past 60 days, no transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after reasonable inquiry by any of its current executive officers, directors, affiliates or subsidiaries, except for the following:
•	On April 26, 2010, Biwater and BHL entered into the Tender Offer and Stockholder Support Agreement

•	Effective April 27, 2010, the Company granted 200,000 Shares (“Restricted Shares”) to WAGCAP Advisors LLC, an Ohio limited liability company (the “Consultant”) through which Michael Wager, a former director of Cascal, is providing consulting services. The Restricted Shares vest on April 27, 2011, subject to accelerated vesting upon a termination by the Company without cause or by Consultant for good reason or forfeiture upon terminated by the Company for cause or by Consultant without good reason.
No information has been included in this Item 6 with respect to any transactions that have been effected within the past 60 days by persons or entities that hold 5% or more of the outstanding Shares but are otherwise unaffiliated with the Company.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
The Company is actively considering and negotiating alternative transactions that may offer a superior transaction to stockholders or that may contribute to overall stockholder value, including debt and/or equity capital markets transactions, private financings, and the sale of all or substantially all of assets or capital stock of the Company and/or its subsidiaries. The Company has entered into confidentiality and similar agreements relating to such potential transactions, but as of the date of this filing, has not entered into any definitive agreement with respect to the foregoing and would amend this Schedule 14D-9 in the event of any such agreement. The Company cannot offer any assurance that it will enter into or consummate any such transaction in the future.
Except as otherwise set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, the Shares by the Company, any of its subsidiaries, or any other person, (ii) any superior transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.
ITEM 8. ADDITIONAL INFORMATION.
The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.
ITEM 9. EXHIBITS.
The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)	Press release issued by Cascal N.V. on April 30, 2010

(a)(2)	Press release issued by Cascal N.V. on April 30, 2010

Exhibit Number	Description

(a)(3)	Press release issued by Cascal N.V. on May 5, 2010

(a)(4)	Press release issued by Cascal N.V. on May 5, 2010

(a)(5)	Press release issued by Cascal N.V. on May 11, 2010

(a)(6)	Press release issued by Cascal N.V. on May 13, 2010

(a)(7)	Janney Montgomery Scott LLC’s Inadequacy Opinion dated May 30, 2010

(e)(1)	Letter agreement between Cascal and BHL dated November 9, 2009

(e)(2)	Non-disclosure agreement between BHL and Sembcorp Industries, dated November 9, 2009

(e)(3)	Tender Offer and Stockholder Support Agreement by and among Sembcorp Utilities, Biwater and BHL dated April 26, 2010
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jonathan Lamb
Name:	Jonathan Lamb
Title:	General Counsel & Company Secretary, Cascal N.V

June 1, 2010
Date

EXHIBIT INDEX
ITEM 9. EXHIBITS.
The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)	Press release issued by Cascal N.V. on April 30, 2010 filed by the Company with the SEC under cover of Schedule 14D-9 on such date

(a)(2)	Press release issued by Cascal N.V. on April 30, 2010 filed by the Company with the SEC under cover of Schedule 14D-9 on such date

(a)(3)	Press release issued by Cascal N.V. on May 5, 2010 filed by the Company with the SEC under cover of Schedule 14D-9 on such date

(a)(4)	Press release issued by Cascal N.V. on May 5, 2010 filed by the Company with the SEC under cover of Schedule 14D-9 on such date

(a)(5)	Press release issued by Cascal N.V. on May 11, 2010 filed by the Company with the SEC under cover of Schedule 14D-9 on such date

(a)(6)	Press release issued by Cascal N.V. on May 13, 2010 filed by the Company with the SEC under cover of Schedule 14D-9 on such date

(a)(7)	Janney Montgomery Scott LLC’s Inadequacy Opinion dated May 30, 2010

(e)(1)	Letter agreement between Cascal and BHL dated November 9, 2009

(e)(2)	Non-disclosure agreement between BHL and Sembcorp Industries, dated November 9, 2009

(e)(3)	Tender Offer and Stockholder Support Agreement by and among Sembcorp Utilities, Biwater and BHL dated April 26, 2010 (incorporated by reference from Exhibit (a)(42) to the Schedule to filed by Sembcorp on May 21, 2010.)